Exhibit 4.1

Bloom Limited

Company Registration No.: 116173

Registered in Gibraltar

Date: August 14, 2025

Subject: Notice of Termination of Token Sale Terms and Conditions (Dated December 20, 2023) and Potential Wind-Down of Bloom Limited

Dear Contributors and Token Holders,

The directors of Bloom Limited (the “Company”) hereby give formal notice that the Company is considering the potential wind-down of its affairs and business operations. This notice also serves as a formal announcement that the Company is hereby terminating the Token Sale Terms and Conditions dated December 20, 2023 (the “T&Cs”), which governed the token sale and distribution of BLT tokens.

In accordance with Clause 20.2 of the T&Cs, the Company hereby amends the T&Cs to insert the following after Clause 19:

“19A Termination of the Agreement

The Company may, at its sole discretion, terminate these T&Cs in their entirety by providing written notice to token holders or by publishing such notice on the Company’s website or other public forum.

Upon such termination:

1.	These T&Cs shall be deemed fully and finally terminated, and all rights, obligations, responsibilities, and liabilities of the Company and the Contributors under these T&Cs shall immediately cease and be of no further force or effect;

2.	All provisions of these T&Cs, including those that would otherwise survive termination by operation of law or contract, are hereby expressly terminated, to the fullest extent permitted under applicable law;

3.	The Company shall have no continuing obligation to support, maintain, operate, or enable access to any platform, token, or related services, and token holders shall have no continuing rights, claims, or remedies arising from or in connection with the T&Cs, the Bloom Project, or the BLT tokens.

Notice of Termination of Contractual Obligations

In accordance with Clause 19A of the T&Cs, the Company hereby exercises its discretion to terminate the T&Cs.

Effective as of the date of this notice:

1.	All contractual obligations of Bloom Limited and its affiliates under the T&Cs are hereby terminated, including any surviving terms, except those that:

o	Are expressly required to survive under applicable law, or

o	Arise from unresolved disputes or pre-existing legal proceedings.

2.	As of the date of this notice, Bloom Limited and its affiliates have no further responsibilities or obligations of any kind under the T&Cs. This includes, but is not limited to, any ongoing support for the BLT tokens or platform, future upgrades, functionality, guarantees of token value, or promises of performance.

To be clear:

●	We are not responsible for the use, transfer, value, or security of any BLT tokens.

●	We do not offer refunds, token buybacks, or any technical support going forward.

●	We do not guarantee that BLT tokens will function, hold value, or have any utility.

This termination applies to all Contributors and token holders and is made to the fullest extent allowed by law. The Bloom Platform is no longer operational, and BLT tokens are no longer supported. No future functionality, maintenance, or utility will be provided.

For the avoidance of doubt, this notice does not constitute an offer to redeem tokens, provide refunds, or extend any token-related services. Contributors are advised to seek independent legal or tax advice if needed.

Contact

Any inquiries regarding this notice may be directed to:

●	Email: ryan@val.com

Sincerely,

/s/ Ryan D. Faber

Ryan D. Faber

Chief Executive Officer

Bloom Limited